UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 (Mark One)

[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

        For the fiscal year ended December 31, 2003

                                       OR

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

        For the transition period from              to

Commission file number  000-24293
                        ---------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LMI Aerospace, Inc.
                                3600 Mueller Road
                        St. Charles, Missouri 63302-0900

                              REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD, LLP, independent auditors, dated July 8, 2004.

(b)     Exhibits:

        Exhibit No.       Description
        -----------       -----------

        23.1              Consent of BKD, LLP.

                     LMI Aerospace, Inc. Profit Sharing and
                             Savings Plan and Trust
                              EIN 43-1309065 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2003 and 2002

                       LMI Aerospace, Inc. Profit Sharing
                           and Savings Plan and Trust
                           December 31, 2003 and 2002



Contents



    Independent Accountants' Report............................................1



    Financial Statements

        Statements of Net Assets Available for Benefits........................3

        Statements of Changes in Net Assets Available for Benefits ............4

        Notes to Financial Statements..........................................5



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........10

                         Independent Accountants' Report



Board of Trustees
LMI Aerospace, Inc. Profit Sharing and
  Savings Plan and Trust
St. Charles, Missouri


We were engaged to audit the accompanying statement of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. Other accountants were engaged to audit the financial statements (modified cash basis) of LMI Aerospace, Inc. Profit Sharing and Savings Plan as of and for the year ended December 31, 2002, whose report dated June 27, 2003, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit Sharing and Savings Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

Board of Trustees
LMI Aerospace, Inc. Profit Sharing and
  Savings Plan and Trust
Page 2.


The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                        /s/ BKD, LLP

St. Louis, Missouri
July 8, 2004

Federal Employer Identification Number:  44-0160260

          LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002



                                                     2003                2002
                                              ----------------------------------
    Investments                                $   11,193,074     $   10,060,263
                                                -------------      -------------
    Net Assets Available for Benefits          $   11,193,074     $   10,060,263
                                                =============      =============

          LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2003 and 2002


                                                                               2003                2002
                                                                        -------------------------------------
    Investment Income (Loss)
        Net appreciation (depreciation) in fair value of investments     $     832,602     $   (3,231,517)
        Interest and dividends                                                 200,415            195,112
                                                                          ------------      -------------
               Net investment income (loss)                                  1,033,017         (3,036,405)
                                                                          ------------      -------------
    Contributions
        Employer
           Cash                                                                236,385             86,096
           Company stock                                                            --            111,800
        Participants                                                         1,110,759          1,234,445
        Rollovers                                                                3,153             20,943
                                                                          ------------      -------------
                                                                             1,350,297          1,453,284
                                                                          ------------      -------------
               Total additions, net depreciation                             2,383,314         (1,583,121)
                                                                          ------------      -------------
    Deductions
        Benefits paid to participants                                        1,192,060            693,287
        Administrative expenses                                                 58,443             23,625
                                                                          ------------      -------------
               Total deductions                                              1,250,503            716,912
                                                                          ------------      -------------

    Net Increase (Decrease)                                                  1,132,811         (2,300,033)

    Net Assets Available for Benefits, Beginning of Year                    10,060,263         12,360,296
                                                                          ------------      -------------
    Net Assets Available for Benefits, End of Year                       $  11,193,074     $   10,060,263
                                                                          ============      =============

                     LMI Aerospace, Inc. Profit Sharing and
                             Savings Plan and Trust
                          Notes to Financial Statements
                           December 31, 2003 and 2002


Note 1:  Description of the Plan

        The following description of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the Plan Administrator.

    General

        The Plan is a defined contribution plan covering all employees of LMI Aerospace, Inc and certain subsidiaries (Leonard's Metals, Inc., LMI Finishing, Inc. and Precise Machining, LLC) (collectively the "Company") who have at least 1,000 hours of service and six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

        Each year, the Company contributes to the Plan a percentage of eligible participant contributions as determined by the Company's Board of Directors. For the years ended December 31, 2003 and 2002, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $675. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may contribute up to 60% of their annual wages. Contributions are subject to certain limitations. Participants direct the investment of their contributions as well as the Company's contribution into various investment options offered by the Plan. The Plan currently offers 12 mutual funds and the common stock of the Company as investment options for participants.

    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

        Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after seven years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are allocated among active participants on a pro-rata basis.

    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity.

    Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.5% to 10.0%, which are commensurate with local prevailing rates as determined by the plan administrator.

    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.



Note 2:  Summary of Significant Accounting Policies

    Method of Accounting

        The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Consequently, certain revenue and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred.

    Valuation of Investments and Income Recognition

        Quoted market prices are used to value investments. The Plan's investment in the Federated Capital Preservation Fund is carried at contract value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date.

    Use of Estimates

        The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

    Plan Tax Status

        The Plan obtained its latest determination letter on January 17, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and, therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.



Note 3:  Investments

        The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.

                                                                  2003             2002
                                                           ---------------------------------
           Investments at Fair Value

           Mutual Funds
               Federated Capital Preservation Fund          $   2,743,211    $   1,579,974
               Fidelity Advisor Equity Growth Fund              2,290,918        2,219,916
               Janus Balanced Fund                              2,880,768        3,282,497
               Other                                              767,549           50,207

           LMI Aerospace, Inc. Common Stock                     1,766,377        2,193,016
                                                             ------------     ------------
                                                               10,448,823        9,325,610
                                                             ------------     ------------
           Investments at Estimated Fair Value

           Participant Loans                                      744,251          734,653
                                                             ------------     ------------
                  Total investments                         $  11,193,074    $  10,060,263
                                                             ============     ============

        During the years ended 2003 and 2002, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $832,602 and $(3,231,517), respectively, as follows:

                                                                        2003            2002
                                                                 ---------------------------------
           Investments at Fair Value

               LMI Aerospace, Inc. Common Stock                   $   (163,940)   $  (1,971,387)
               Mutual Funds                                            996,542       (1,260,130)
                                                                   -----------     -------------
           Net appreciation (depreciation) in fair value          $    832,602    $  (3,231,517)
                                                                   ===========     =============

        Interest and dividends realized on the Plan's investments for the years ended 2003 and 2002 were $200,415 and $195,112, respectively.

        Information on the averages of the fully benefit-responsive contracts embedded within the Federated Capital Preservation Fund carried at contract value is as follows:

                                                                     2003
                                                              --------------------
           Average yield                                                 4.02%
           Crediting interest rate at December 31                        3.48%
           Fair value                                           $   2,796,000



Note 4:  Related Party Transactions

        Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances. At December 31, 2003 and 2002, participants held 865,870 and 987,844 shares of LMI Aerospace, Inc. common stock, respectively.

        Certain plan investments are shares of mutual funds managed by Federated, which is a service organization for the trustee of the Plan.

        The Plan incurs expenses related to general administration and record keeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan also invests in common stock of the Plan sponsor and funds related to the Plan custodian.

Note 5:  Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003, to Form 5500:

                                                                                  2003
                                                                            ----------------
           Net assets available for benefits per the financial
              statements                                                      $ 11,193,074
           Additional deemed distributions of participant loans                     34,180
                                                                               -----------
                  Net assets available for benefits per Form 5500             $ 11,227,254
                                                                               ===========

        The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

                                                                                  2003
                                                                            ----------------
           Benefits paid to participants per the financial statements         $  1,192,060
           Less:  Additional deemed distributions of participant loans              34,180
                                                                               -----------
                  Benefits paid to participants per Form 5500                 $  1,157,880
                                                                               ===========

                              Supplemental Schedule

                     LMI Aerospace, Inc. Profit Sharing and
                             Savings Plan and Trust
                              EIN 43-1309065 PN 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003



                                                                  Description               Current
                Investment Type and Issuer                       of Investment               Value
-----------------------------------------------------------------------------------------------------------
    Mutual Funds

        * Federated Capital Preservation Fund                   274,321  shares         $   2,743,211
        * Federated Stock Trust                                     754  shares                25,853
        * Federated Kaufmann Fund                                37,826  shares               187,619
        * Federated Mini-Cap Index Fund                           6,174  shares                82,362
        * Federated Max-Cap Index Fund                            1,014  shares                22,778
        * Federated Total Return Bond Fund                        7,645  shares                82,871
        * Federated Capital Appreciation Fund                     2,946  shares                70,309
          Baron Growth Fund                                       3,715  shares               131,672
          Fidelity Advisor Equity Growth Fund                    51,458  shares             2,290,918
          Janus Balanced Fund                                   144,472  shares             2,880,768
          Janus Advisor International Growth Fund                 1,510  shares                36,641
          Constellation Clover Small Cap Value Fund               5,679  shares               127,444

    * LMI Aerospace, Inc. Common Stock                          865,870  shares             1,766,377

    Participant Loans                                              4.5% - 10.0%               744,251
                                                                                         ------------
                                                                                        $  11,193,074
                                                                                         ============

        * Represents a party-in-interest to the Plan.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           LMI AEROSPACE, INC. PROFIT SHARING
                           AND SAVINGS PLAN AND TRUST


                           By:   LMI AEROSPACE, INC., as Plan Administrator


Date: August 24, 2004            By:      /s/ Lawrence E. Dickinson
                                     -------------------------------------------
                                          Lawrence E. Dickinson
                                          Chief Financial Officer and Secretary